Consent of Independent Auditors


The Board of Directors
SJNB Financial Corp.

We consent to the incorporation by reference in the registration statements (Nos. 33-31392 and 333-89013) on Form S-8 of SJNB Financial Corp. of our report dated January 13, 2000, relating to the consolidated balance sheets of SJNB Finanicial Corp. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999, annual report on Form 10-K of SJNB Finanical Corp.


/s/KPMG

San Francisco, California
April 10, 2000